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FreeHand Systems Inc.


FreeHand Systems International Inc.
95 1st Street, 2nd Floor
Los Altos, CA 94022
650-941-0742

January 30, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Mail Stop 4561
Washington D.C. 20549

Attn:    Barbara C. Jacobs, Esq.
         Assistant Director
         Division of Corporate Finance

RE:      FreeHand Systems International, Inc.
         Registration Statement on Form 10-SB (File No. 0-17963)
         Filed August 29, 2007, amended November 14, 2007

Dear Ms. Jacobs:

         On behalf of FreeHand Systems International, Inc. (the "Company"), we are providing our response to comments from the Staff of the Securities and Exchange Commission (the "Commission") provided by the letter dated December 13, 2007 from Barbara C. Jacobs, of the Staff to Kim A Lorz of the Company. As requested by the Staff, we are filing this letter today as Edgarized correspondence.

         The numbered paragraphs below set forth the Staff's comments in italicized, bold type together with the Company's responses in regular type. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amended Form 10-SB
------------------
Part I
------
General
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1.       Please see prior comment 3. Your response indicates that you relied upon Section 4(2) for the exchange and that you reasonably believed that the exchange holders were accredited based upon representations made to you. Please be advised that there is no reasonable belief in
         Section 4(2) unlike Rule 506.

         The Company is aware that the exemption under Section 4(2) of the 1933 Act may not be based upon our reasonable belief. Please be advised that the first paragraph of our response to the Staff's prior comment 3 is hereby revised to provide that the Company is relying on the exemption from registration provided by Section 4(2) of the 1933 Act for the issuance of the common stock and to remove all language therein related to our "reasonable belief".

Sources and availability of raw materials, page 8
-------------------------------------------------

2. Please see prior comment 6. Please disclose the purchase arrangements with Raza Microelectronics and what contingency plans FreeHand my have in case Raza is unable to meet your requirements for the Alchemy CPUs.

         We noted in our previous response that we do not have an agreement with Raza but purchase from them based on purchase orders. The discussion on page 8 includes the statement "This item has an eight week lead time but is generally available." We believe this adequately describes our arrangement with Raza.

         We believe the contingency plans regarding this and other components are covered by the statement in the lead paragraph of this section as follows:
"We believe that if the manufacturer were unable to fulfill our production requirements or if the manufacturing agreement were terminated, other vendors are available that could produce these products at the same quality and at comparable prices to meet customer demand. However, the disruption to our business that would occur until we were able to locate and enter into suitable arrangements with a replacement manufacturer could adversely affect our operating results."

Item 2. Management's Discussion and Analysis or Plan of Operations, page 19
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Critical Accounting Policies
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Amortization of Intangible Assets, page 24
------------------------------------------

3. We note from your response to prior comment 22 that the estimated useful life of your digital sheet music masters is based on the median contractual life of these assets. Please revise your critical account policies to disclose this fact.

         We respectfully request that this revision to critical accounting policies be made in our future periodic reports required to be filed pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"). We will revise the MD&A critical accounting policies and the footnote to the financial statements in such future filings to include the sentence: "The Company has elected to use a relatively short life of three years based on the median contractual life of the underlying licensing agreements for these masters."

Stock-Based Compensation, page 24-25
------------------------------------

4. We do not believe that the "principal-to-principal" market provides better information than quoted market prices for purposes of valuing your common stock. In this regard, we note that none of the transactions cited appear to involve purchases of common stock absent additional elements that would affect value. For example, you cite bundled transactions that include both stock and warrants for which any value stated in the sale contract would be disregarded due to the bundled nature of the sale negotiations. In addition, it is unclear to us why you believe that exercise or conversion prices of various instruments that are convertible into common stock would represent better information than quoted market prices. Absent further compelling evidence that your current method resulted in an appropriate fair value in accordance with generally accepted accounting principles, we believe that the quoted market prices remain determinative.

         We have previously responded to this comment in our letter to the Staff dated January 15, 2008 which has been reviewed by the Accounting Staff.

Item 5.  Directors and Executive Officers, Promoters and Control Persons,
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page 38
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5.       Please also see comment 14 in our letter of October 1, 2007. We are unable to locate the disclosure added in response to this comment. Please advise.

         The Company inadvertently omitted that disclosure in the Form 10-SB. We respectfully request that the omitted disclosure be included in our future periodic reports required to be filed pursuant to the Exchange Act. We will include the following sentences in MD&A in such future filings: "Our board of directors has the authority to fix the compensation of directors which may be in the form of fixed fees or other compensation. No amounts have been paid to or accrued for directors in such capacity during the two preceding fiscal years and the Company does not have any current plans or proposals for future director compensation. In the second quarter of fiscal 2008, the Company granted immediately exercisable options to purchase 50,000 shares at $0.18 per share to its outside director and recorded the fair value of $8,114 as general and administrative expense."

Part F/S
--------
Financial Statements and Exhibits
---------------------------------
Annual Audited Consolidated Financial Statements
------------------------------------------------
Note 6. Capital Stock
---------------------
(b) Series B Convertible Preferred Stock Rights, page F-20
----------------------------------------------------------

6. It remains unclear to us why you believe that the amounts related to the Series B preferred stock should have been classified as permanent equity considering the potential for cash settlement that existed prior to the negotiated settlement. Please reclassify these rights outside of permanent equity or provide a more robust analysis of the guidance referred to in your response that definitively supports your current classification.

         We have previously responded to this comment in our letter to the Staff dated January 15, 2008 which has been reviewed by the Accounting Staff.

Form 10-QSB
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Item 3A(T) Controls and Procedures, page 26
-------------------------------------------

7. Please revise to include the definition of disclosure controls and procedures contained in Rules 13a-15(e) or 15d-15(e) of the Exchange Act of 1934 or, as an alternative, refer to the definition as contained in those rules..

         The Company respectfully requests that the requested disclosure be included in our future periodic reports required to be filed pursuant to the Exchange Act.

           __________________________________________________________

         Please direct any further questions or comments regarding the Registration Statement, the Company's proposed responses, this letter or any other related matters to me at 650 941-0742. In addition, please send any additional written comments by facsimile to me at 650 941-0207.

         Thank you for your courtesy and cooperation in connection with the Staff's review of the Registration.


Sincerely yours,

FreeHand Systems International, Inc.

By: /s/ Roy M. Avondet
    -------------------------
    Roy M. Avondet
    Chief Financial Officer

Enclosures

cc:      Mr. Kim Lorz

         Mr. Howard Jacobs, Esq. Katten Muchin & Rosenman LLP
         Mr. Wayne Wald, Esq. Katten Muchin & Rosenaman LLP